Contact

www.linkedin.com/in/
giladberenstein (LinkedIn)

Top Skills

New Business Development
Brand Development
Financial Forecasting

Languages

Hebrew
English

Honors-Awards

GeekWire's Young Entrepreneur of
the Year
Tech Flash Cup Winner
PcW Class of 35 Member - Young
Leaders Summit

Gilad Berenstein

Founder at Brook Bay Capital, LLC
Seattle, Washington, United States

Summary

I'm passionate about technology, entrepreneurship, travel, AI, food, human psychology, and yoga.

Current & Former CEO, Board Director, Corporate Advisor, Public Speaker, Investor, CPA, and Mentor.

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Experience

Brook Bay Capital LLC
Founder
June 2020 - Present (4 years 11 months)
Seattle

Brook Bay Capital is an early stage tech investor based in Seattle. We focus on supporting great entrepreneurs and promising startups across a variety of industries and verticals including AI & ML, Travel & Hospitality, FinTech, PropTech, RetailTech, and the like.

We are passionate about startups, innovation, and sustainability.

Travel Tech Insider
Co-Creator & Co-Host
April 2023 - Present (2 years 1 month)

Travel Tech Insider is a podcast digging into the people, ideas, trends, and opportunities that are driving the travel industry forward. Each episode dives into one topic and explores it from many different directions with the entrepreneurs, thought leaders, investors, and builders pushing the industry forward.

Mindtrip, Inc.
Corporate Advisor
January 2025 - Present (4 months)

AI-powered travel platform.

Selfbook
Corporate Advisor
June 2021 - Present (3 years 11 months)

Amid this global transformation that has crippled the travel industry, Selfbook will propel the industry forward and empower hotels with better ways to recover and reconnect.

By improving their direct booking conversion, hotels can increase revenue and save up to 25% on commissions and fees while elevating the customer booking experience.

Bonafide
Corporate Advisor
February 2025 - Present (3 months)

Unlock the maximum potential of Generative Commerce

YGO Trips
Corporate Advisor
January 2025 - Present (4 months)

The future of Dynamic Products in Travel.

Virtuoso
Director, Board of Directors
October 2017 - Present (7 years 7 months)

Virtuoso is a network of the best luxury travel agencies, with more than 15,200 advisors worldwide. We represent the best of the best in travel, with a portfolio of nearly 1,700 preferred partners - top hotels, cruise lines, tour operators, and more. Our advisors use their global connections to plan the most memorable experiences for their clients, from weekend getaways to dream vacations.

Faye
Corporate Advisor
July 2022 - Present (2 years 10 months)

Whole-trip travel insurance built to bring out the best in each journey.

Legends
Corporate Advisor
January 2023 - Present (2 years 4 months)

Legends Travel DNA powers a new era of personalization. Legends is the first platform that creates privacy controlled real time preference profiles from phone and photo metadata, helping brands and travelers connect with the right info at the right time.

Our proprietary process creates an enhanced traveler profile representing experiences and preferences, called "Travel DNA," providing the data foundation to deliver unique actionable insights and AI powered personalization.

Leeway
Corporate Advisor
December 2024 - Present (5 months)

Powering the shared payments layer of the new Internet.

Lucia
Director Board of Directors
May 2022 - Present (3 years)

Lucia is a travel management platform that helps you scale without hiring.

Skylark
Corporate Advisor
July 2024 - Present (10 months)

Modernizing luxury travel for the next generation. Travels Homeless 8% have a new option!

The Trip Boutique AI
Corporate Advisor
January 2025 - Present (4 months)

AI-enabled B2B SaaS solution for travel brands designed to enhance hyper-personalized relationships with each client. Or in my words, we are building Agency Brains.

Globe Thrivers
Corporate Advisor
January 2024 - Present (1 year 4 months)

Trip Ventures
Venture Partner
April 2023 - Present (2 years 1 month)

At Trip Ventures, we invest in innovative companies at the intersection of travel and tech. Our portfolio companies and partners are innovators building the new layer of tech in the travel industry.

We Share One Common Purpose: Connecting people to extraordinary travel experiences.

Plug and Play Tech Center
Startup Mentor
May 2020 - Present (5 years)

The ultimate innovation platform: we connect the world's best startups to industry leading corporations.

Blue Startups
Mentor & Advisor
January 2023 - Present (2 years 4 months)

Accelerate your startup in paradise

AI and Faith
Founding Member & Fellow
September 2019 - Present (5 years 8 months)

AI and Faith is a pluralist organization bringing together technology creators, academic researchers, ethicists, theologians and related professionals to engage the world in the moral and ethical issues around artificial intelligence and related technologies.

We exist to help shape this discussion in a deeply thoughtful and life-affirming way, focusing on the flourishing of humanity in a world of technology while also working to protect and promote human dignity, social justice and liberty.

Through this work, we aim to connect, encourage, and equip those employed in the technology sector, the global faith community and AI influencers with experts in the fields of AI technology, research, ethics and religion through our membership network.

Pillsbury Institute for Hospitality Entrepreneurship
Board Member
January 2022 - Present (3 years 4 months)

Cornell University's Pillsbury Institute engages with students, faculty, alumni, entrepreneurs, and innovators—stakeholders who have a direct tie to the hospitality industry. With the support of the Advisory Board members and through the Entrepreneurs in Residence program, the institute drives outreach, guarantees programs are relevant, and embraces current trends in hospitality.

Swayed
Corporate Advisor
October 2020 - February 2025 (4 years 5 months)
Los Angeles Metropolitan Area

A web-based application for hospitality that bridges the gap between insight and action. Swayed creates 1:1 guest relationships at scale by creating digital experiences in physical spaces to grow customer loyalty.

Thatch
Board Observer | Board of Directors
September 2020 - February 2025 (4 years 6 months)
Silicon Valley, California, United States

Thatch is the all-in-one space for travel creatives. Collect, design, organize and share your world - in one place.

Retreat Holdings LLC
Director | Board Of Directors
August 2021 - December 2024 (3 years 5 months)
Austin, Texas Metropolitan Area

Voatz
Corporate Advisor
May 2021 - December 2024 (3 years 8 months)

Voatz is a mobile elections platform powered by cutting edge technology making it safe and easy to vote from anywhere.

HotelsByDay
Corporate Advisor
April 2021 - December 2024 (3 years 9 months)

Work from Hotel. Escape from Home. Writing Retreat. Cat Nap. Me Time. Daycation. We have you covered!

CoMotion at University of Washington
Mentor
September 2020 - December 2024 (4 years 4 months)
Seattle, Washington, United States

Recently ranked by Reuters as the #1 most innovative public university in the world, the University of Washington (UW) is a leading recipient of federal funding research, producing innovations that have the power to change the world—from biofuel alternatives, to more effective treatments for Alzheimer's disease and brain cancer, to purification technology for drinking water in the developing world.

CoMotion at the UW is the collaborative innovation hub dedicated to expanding the economic and societal impact of the UW community. By developing and connecting to local and global innovation ecosystems, CoMotion helps innovators achieve the greatest impact from their ideas and discoveries.

Tripify.co
Director Board Of Directors
August 2020 - December 2024 (4 years 5 months)

An innovative way of planning, optimizing, and booking of your perfect trip.

Whimstay
Corporate Advisor
October 2021 - November 2024 (3 years 2 months)

Whimstay is the leading vacation rental marketplace for travelers looking to book last-minute stays at a great value. Whimstay offers a best-in-class user experience via our app and website, and provides hosts with top-notch support and an intuitive platform which makes filling unsold nights easy.

The Fresh Toast
Corporate Advisor
September 2015 - November 2024 (9 years 3 months)
Greater Seattle Area

Proud and excited to be part of the Project Coco family.

The Travel Corporation
Corporate Advisor
August 2020 - July 2024 (4 years)

The Travel Corporation is a unique global Family of Brands making travel matter for 100 years. Our People, Guests, and Planet are at the heart of all we do.

Startup425

Mentor
October 2020 - June 2024 (3 years 9 months)
Bellevue, Washington, United States

Supporting businesses and entrepreneurs through Startup425 Innovation Lab; a 5 city partnership.

Hillel at the University of Washington
Member, Board Of Directors
June 2018 - 2024 (6 years)
Greater Seattle Area

Hillel UW works to empower young adults to explore, connect, and celebrate Jewish life on campus and throughout our community!

IntimacyMoons Couples Retreats
Corporate Advisor
June 2021 - January 2023 (1 year 8 months)

IntimacyMoons™ is the Ultimate Love Retreat of self-discovery and connection. For couples, It's all about relationship building skills for engaged, newlyweds and married couples looking to make their "I-Do's" stand the test of time.

Newchip Accelerator
Mentor
October 2020 - December 2022 (2 years 3 months)
United States

The #1 Online Accelerator: We provide founders with all of the tools and skills necessary to build, scale, and fund their startups.

Bridgify
Corporate Advisor
June 2020 - September 2022 (2 years 4 months)
Tel Aviv, Israel

Bridgify re-invents the way travelers plan a trip and explore new destinations. Using advanced algorithms and local community wisdom, Bridgify gives travelers a full and personalized trip plan in just few clicks. For any destination, we simplify the traveler's pre-travel planning process by providing a complete and unique trip plan combining any traveler's preferences and valuable locals' recommendations. Inspired by our love of traveling, our mission is to give a new way to explore.

Aves Lair

Startup Mentor & Venture Advisor
May 2021 - July 2022 (1 year 3 months)

Aves Lair is an early stage vc and seed stage accelerator with a focus in investing in the new wave of technology. Nestled in the SoHo district of Manhattan, Aves Lair is a carefully crafted collaboration between Lair East(https://laireast.com/) and Nakamoto &Turing Labs(https://www.ntlabs.io/).

LegUp
Corporate Advisor
November 2020 - June 2022 (1 year 8 months)
Greater Seattle Area

LegUp is making childcare accessible for all, by helping childcare owners thrive and helping busy parents find and enroll in childcare faster.

Georgetown University
Startup Mentor & Advisor
August 2021 - December 2021 (5 months)

The Georgetown Startup Accelerator (GSA) will bring together Georgetown alumni entrepreneurs in early stage startup companies with experienced mentors, peers, and top subject matter experts to help accelerate their business progress.

CHIRP
Corporate Advisor
December 2020 - October 2021 (11 months)

"The easiest way to book charter"

i2 Holdings
Corporate Advisor
September 2020 - September 2021 (1 year 1 month)
Seattle, Washington, United States

InterActive Holding is a Equity Holding company based in Seattle, Wa. We acquire highly valued solutions for personalizing loyalty in real-time and build revenue to enhance customer relationships.

In the portfolio we already have ContextLink, Predictive Solution and NodeSource.

PDM Automotive
Corporate Advisor
February 2020 - January 2021 (1 year)

Seattle, Washington, United States

We enable brands to provide rich and consumer-oriented product information by providing an easy-to-use platform, backed with modern technologies.

Allen Institute for Artificial Intelligence (AI2)
Entrepreneur In Residence
September 2019 - June 2020 (10 months)
Greater Seattle Area

Utrip, Inc.
Founder & CEO
April 2011 - September 2019 (8 years 6 months)
Greater Seattle Area

Data-driven destination discovery and trip planning platform. Leveraging artificial intelligence, Utrip helps partners like JetBlue, Hilton, Holland America and TUI deliver highly personalized travel experiences to their end customers.

My favorite role is the one that enables me to help millions of travelers see and experience the world in their own personal way.

Vibby
Corprate Advisor
January 2015 - August 2019 (4 years 8 months)

GB Consulting
Business Development & Management Consultant
April 2011 - December 2012 (1 year 9 months)

Worked closely with start-ups and growing ventures to assist in the development and implementation of growth strategies. Area of experience include: construction of business plans, brand development and market penetration, financial forecasting, and organizational management.

Alpha Epsilon Pi
Founding President Seattle Alumni Club
October 2010 - October 2012 (2 years 1 month)

Worked with a great group of guys to start the Seattle alumni club for social, networking, and other functions.

Institute for a Democratic Future
Fellow
January 2012 - June 2012 (6 months)

IDF is a six-month fellowship from January through June, occurring over eleven intensive weekends. During these weekends the program focuses on a diverse range of political topics. The program covers the nuts and bolts of campaigns and elections, geographic issues from around the state, and developing leadership skills with our fellows. The program offers a rich curriculum, networking opportunities, and will leave Fellows with lasting ties to their current class and other alumni. Fellows meet with elected officials, leading experts, business owners, lobbyists, nonprofit leaders, and people making a difference in their communities all over the state and in Washington D.C. We want our fellows to get engaged in the political process while introducing them to the people and issues that are affecting our state. Each year IDF graduates a "farm team" of progressive leaders who go out into the world and make a difference within campaigns, policy jobs, non profits and work in their communities.

USCJ
Regional Field Worker
June 2011 - June 2012 (1 year 1 month)
Pacific North west

As the regional field worker I worked as the regional assistant director. My responsibilities includes:
- Staff management
- Staff training and development
- Scheduling & logistics
- Leadership Development of youth
- Event planning

PricewaterhouseCoopers
Tax Associate
November 2010 - October 2011 (1 year)

I work in PwC's Industry Tax Practice unit focusing on financial services and large company projects.

Watch 2 Help
Business Development Executive
January 2010 - August 2011 (1 year 8 months)

Watch 2 Help is a service that brings together industry leaders, philanthropically natured political campaigns, and ordinary Americans with local charities in a mutually beneficial way.

University of Washington - Michael G. Foster School of Business
Accounting Instruction Assistant
June 2010 - August 2010 (3 months)
Greater Seattle Area

Taught three sections of beginning financial accounting. Wrote and corrected tests, lectures weekly, and tutored students who needed help.

University of Washington
Graduate Student
September 2009 - June 2010 (10 months)

Completed a Masters in Public Accounting with a focus on tax law at the Foster School of Business.
- Class elected speaker at graduation

PwC
Tax Intern
January 2009 - April 2009 (4 months)

Tax intern in financial services at PwC.

Harris Allison Buxbaum Group
Asset Management Intern
June 2008 - September 2008 (4 months)
Bellevue, WA

Throughout the internship I assisted partners in areas including: financial research, portfolio forecasting, asset management, and client relations.

Chi-Wash Housing Corporation
President
May 2007 - May 2008 (1 year 1 month)

responsible for overseeing the collections, budgeting, taxation, and expenditure of over $300,000 in annual revenue.

Wells Fargo Co
Bank Teller
May 2006 - September 2007 (1 year 5 months)

I was responsible for customer service and transaction management. As a teller I was also the banks front sales person; received an award for outstanding sales performance in the greater Seattle market.

United States Senator

Seattle Office Constituent Service Intern
June 2007 - August 2007 (3 months)

included: communication in both verbal and written form with state
constituents, national staff, other senators and members of the House of
Representatives, and various federal agencies.
Also responsible for research, casework on behalf of the senator and state
constituents, and office jobs such as mail, phones, and faxes.

PGI Inc
Shipping Clerk & Warehouse Attendant
July 2003 - June 2005 (2 years)

Manage inventory and customer orders.

Education

University of Washington
Masters, Taxation · (2009 - 2010)

University of Washington
BA, Business Administration; Accounting & Finance · (2005 - 2009)